As filed with the Securities and Exchange Commission on August 25, 2004 Registration Statement No. 333-
SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM S-3 REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
Delaware (State or other jurisdiction of incorporation or organization)
Conexant Systems, Inc.
(Exact name of registrant as specified in its charter)
100 Schulz Drive
Red Bank, New Jersey  07701
(732) 345-7500
(Address, including zip code, and telephone number, including area code of registrant's principal executive offices)

25-1799439 (I.R.S. Employer Identification No.)
DENNIS E. O'REILLY, ESQ.
Senior Vice President,
Chief Legal Officer and Secretary
Conexant Systems, Inc.
4000 MacArthur Boulevard, West Tower
Newport Beach, California  92660-3095
(949) 483-4600
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

 Copy to:
PETER R. KOLYER, ESQ.
Chadbourne & Parke LLP
30 Rockefeller Plaza
New York, New York  10112
(212) 408-5100

Approximate date of commencement of proposed sale to the public:  From time to time after this registration statement becomes effective.
          If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  [   ]
          If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  [X]
          If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  [   ] ____________
          If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  [   ] ____________
If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
Calculation of Registration Fee

Title of each class of securities to be registered	Amount to be registered (1)	Proposed maximum offering price per share (2)	Proposed maximum aggregate offering price (2)	Amount of registration fee

Common Stock, par value $.01 per share (including the associated Preferred Share Purchase Rights)	600,000 shares	$1.59	$954,000	$121

(1)	Pursuant to Rule 416 under the Securities Act, this registration statement also registers such additional number of shares of the registrant’s common stock, including the associated preferred share purchase rights, as may be offered or issued as result of any stock splits, stock dividends or similar transactions.
(2)	Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(c) under the Securities Act. The price per share and the aggregate offering price are based upon the average of the high and low sales prices of the registrant’s common stock on August 20, 2004, as reported on The Nasdaq Stock Market, Inc. National Market System.
The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THESE SECURITIES MAY NOT BE SOLD UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

SUBJECT TO COMPLETION, DATED AUGUST 25, 2004

PROSPECTUS

Conexant Systems, Inc.

600,000 Shares of Common Stock
(including the associated Preferred Share Purchase Rights)

                 In connection with the acquisition of all outstanding shares of Amphion Semiconductor Limited on June 29, 2004, we delivered to certain former shareholders of Amphion 600,000 shares of our common stock. This prospectus may be used by former shareholders of Amphion to resell the common stock received by them in the acquisition.

                 Our common stock is traded on the Nasdaq National Market under the symbol “CNXT”. On August 24, 2004, the last reported sale price for our common stock on the Nasdaq National Market was $1.58 per share.

                 INVESTING IN CONEXANT COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. PLEASE CONSIDER THE “RISK FACTORS” BEGINNING ON PAGE 1 OF THIS PROSPECTUS.

                 Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is            , 2004

i

SUMMARY

Our Company

                 We design, develop and sell semiconductor system solutions, comprised of semiconductor devices, software and reference designs, for use in broadband communications applications that enable high-speed transmission, processing and distribution of audio, video, voice and data to and throughout homes and business enterprises worldwide. Our access solutions connect people through personal communications access products such as personal computers (PCs), set-top boxes and game consoles to audio, video, voice and data services over wireless and wire line broadband connections as well as over dial-up Internet connections. Our central office solutions are used by service providers to deliver high-speed audio, video, voice and data services over copper telephone lines to homes and businesses around the globe. In addition, our media processing products enable the capture, display, storage, playback and transfer of audio and video content in applications throughout home and small office environments.

                 Our principal executive offices are located at 100 Schulz Drive, Red Bank, New Jersey 07701 and our telephone number is (732) 345-7500.

Acquisition of Amphion Semiconductor Limited

                 On June 29, 2004, we completed the acquisition of all outstanding shares of Amphion Semiconductor Limited, a company located in Belfast, Northern Ireland specializing in developing video compression technology. The aggregate consideration consisted of $20 million in cash and 600,000 shares of our common stock delivered to certain former shareholders of Amphion. The shares are being held in escrow to pay any indemnification claims that may be made by us in connection with the acquisition. Under the Registration Rights Agreement dated as of June 29, 2004 by and among Conexant and certain shareholders of Amphion, we agreed to register the resale of shares of our common stock delivered in the acquisition.

RISK FACTORS

                 Our business, financial condition and operating results can be impacted by a number of factors, any one of which could cause our actual results to vary materially from recent results or from our anticipated future results.

                 You should carefully consider and evaluate all of the information in this prospectus, including the risk factors listed below. Any of these risks could materially and adversely affect our business, financial condition and results of operations, which in turn could materially and adversely affect the price of our common stock or other securities.

                 Unless the context otherwise indicates, as used in this section, the terms “Conexant” and “GlobespanVirata” refer to the separate businesses of Conexant Systems, Inc. and GlobespanVirata, Inc., respectively, as they were conducted for periods prior to the completion of the merger of Conexant and GlobespanVirata on February 27, 2004. References to “we”, “us”, “our”, “the combined company” and other similar terms refer to the combined Conexant and GlobespanVirata business from and after the completion of the merger.

                 References in this section to Conexant’s fiscal year refer to the fiscal year ending on the Friday nearest September 30 of each year and references to GlobespanVirata’s fiscal year refer to the fiscal year ending December 31 of each year.

Each of Conexant, GlobespanVirata and the combined company has recently incurred substantial losses.

                 Our net revenues for the three and nine months ended June 30, 2004 were $267.6 million and $688.7 million, respectively. Our loss from continuing operations for the three and nine months ended June 30, 2004 was $71.4 million and $174.2 million, respectively.

                 Conexant’s net revenues in fiscal 2003 were $600.0 million compared to $521.7 million in fiscal 2002 and $541.7 million in fiscal 2001. Although Conexant had income from continuing operations of $23.6 million in fiscal 2003, it incurred losses from continuing operations of $143.8 million in fiscal 2002 and $660.9 million in fiscal 2001. Including discontinued

operations, Conexant incurred net losses of $705.3 million in fiscal 2003, $880.8 million in fiscal 2002, and $1.4 billion in fiscal 2001. GlobespanVirata’s net revenues for fiscal 2003 were $379.1 million compared to $228.9 million in fiscal 2002 and $264.9 million in fiscal 2001. GlobespanVirata also had losses from continuing operations of $49.6 million in fiscal 2003, $636.9 million in fiscal 2002 and $372.0 million in fiscal 2001. Including discontinued operations, GlobespanVirata incurred net losses of $59.3 million in fiscal 2003, $655.0 million in fiscal 2002, and $377.5 million in fiscal 2001.

We operate in the highly cyclical semiconductor industry, which is subject to significant downturns.

                 The semiconductor industry is highly cyclical and is characterized by constant and rapid technological change, rapid product obsolescence and price erosion, evolving technical standards, short product life cycles and wide fluctuations in product supply and demand. From time to time these and other factors, together with changes in general economic conditions, cause significant upturns and downturns in the industry, and in our business in particular. Periods of industry downturns have been characterized by diminished product demand, production overcapacity, high inventory levels and accelerated erosion of average selling prices. These factors have caused substantial fluctuations in our revenues and results of operations and those of Conexant and GlobespanVirata. Conexant and GlobespanVirata experienced these cyclical fluctuations in their businesses in the past and we have experienced, and may in the future experience, cyclical fluctuations.

                 Demand for our products in each of the communications electronics end-markets which we address is subject to a unique set of factors, and a downturn in demand affecting one market may be more pronounced, or last longer, than a downturn affecting another of our markets.

We are subject to intense competition.

                 The communications semiconductor industry in general and the markets in which we compete in particular are intensely competitive. We compete worldwide with a number of United States and international semiconductor providers that are both larger and smaller than us in terms of resources and market share. We currently face significant competition in our markets and expect that intense price and product competition will continue. This competition has resulted in and is expected to continue to result in declining average selling prices for our products. We also anticipate that additional competitors will enter our markets as a result of expected growth opportunities in communications electronics, the trend toward global expansion by foreign and domestic competitors, technological and public policy changes and relatively low barriers to entry in certain markets of the industry. Moreover, as with many companies in the semiconductor industry, customers for certain of our products offer other products that compete with similar products offered by us. Many of our competitors have certain advantages over us, such as significantly greater sales and marketing, manufacturing, distribution, technical and other resources.

                 We believe that the principal competitive factors for semiconductor suppliers in our addressed markets are:

•	time-to-market;

•	product quality, reliability and performance;

•	level of integration;

•	price and total system cost;

•	compliance with industry standards;

•	design and engineering capabilities;

•	strategic relationships with customers;

•	customer support;

2

•	new product innovation; and

•	access to manufacturing capacity.

We cannot assure you that we will be able to successfully address these factors.

                 Current and potential competitors also have established or may establish financial or strategic relationships among themselves or with our existing or potential customers, resellers or other third parties. These relationships may affect customers’ purchasing decisions. Accordingly, it is possible that new competitors or alliances could emerge and rapidly acquire significant market share. We cannot assure you that we will be able to compete successfully against current and potential competitors.

Our success depends on our ability to timely develop competitive new products and reduce costs.

                 Our operating results will depend largely on our ability to continue to introduce new and enhanced semiconductor products on a timely basis. Successful product development and introduction depends on numerous factors, including, among others:

•	our ability to anticipate customer and market requirements and changes in technology and industry standards;

•	our ability to accurately define new products;

•	our ability to timely complete development of new products and bring our products to market on a timely basis;

•	our ability to differentiate our products from offerings of our competitors;

•	overall market acceptance of our products; and

•	our ability to invest in significant amounts of research and development.

                 We cannot assure you that we will have sufficient resources to make the substantial investment in research and development in order to develop and bring to market new and enhanced products. Furthermore, we are required to continually evaluate expenditures for planned product development and to choose among alternative technologies based on our expectations of future market growth. We cannot assure you that we will be able to develop and introduce new or enhanced products in a timely and cost-effective manner, that our products will satisfy customer requirements or achieve market acceptance, or that we will be able to anticipate new industry standards and technological changes. We also cannot assure you that we will be able to respond successfully to new product announcements and introductions by competitors.

                 In addition, prices of established products may decline, sometimes significantly and rapidly, over time. We believe that in order to remain competitive we must continue to reduce the cost of producing and delivering existing products at the same time that we develop and introduce new or enhanced products. We cannot assure you that we will be able to continue to reduce the cost of our products to remain competitive. If we are unable to reduce manufacturing costs in response to declines in selling prices for our products, it will lead to declines in gross margins for such products.

We may not be able to keep abreast of the rapid technological changes in our markets.

                 The demand for our products can change quickly and in ways we may not anticipate because our markets generally exhibit the following characteristics:

•	rapid technological developments;

•	rapid changes in customer requirements;

3

•	frequent new product introductions and enhancements;

•	short product life cycles with declining prices over the life cycle of the products; and

•	evolving industry standards.

                 Our products could become obsolete sooner than anticipated because of a faster than anticipated change in one or more of the technologies related to our products or in market demand for products based on a particular technology, particularly due to the introduction of new technology that represents a substantial advance over current technology. Currently accepted industry standards are also subject to change, which may contribute to the obsolescence of our products.

We may not be able to attract and retain qualified personnel necessary for the design, development and sale of our products. Our success could be negatively affected if key personnel leave.

                 Our future success depends on our ability to attract, retain and motivate qualified personnel, including executive officers and other key management and technical personnel. As the source of our technological and product innovations, our key technical personnel represent a significant asset. The competition for such personnel can be intense in the semiconductor industry. While we have entered into employment agreements with some of our key personnel, we cannot assure you that we will be able to attract and retain qualified management and other personnel necessary for the design, development and sale of our products.

                 We may have particular difficulty attracting and retaining key personnel during periods of poor operating performance. The loss of the services of one or more of our key personnel, including Armando Geday, our Chief Executive Officer, F. Matthew Rhodes, our President, or certain key design and technical personnel, or our inability to attract, retain and motivate qualified personnel could have a material adverse effect on our ability to operate our business.

If OEMs of communications electronics products do not design our products into their equipment, we will be unable to sell those products. Moreover, a design win from a customer does not guarantee future sales to that customer.

                 Our products are not sold directly to the end-user but are components of other products. As a result, we rely on OEMs of communications electronics products to select our products from among alternative offerings to be designed into their equipment. We may be unable to achieve these “design wins”. Without design wins from OEMs, we would be unable to sell our products. Once an OEM designs another supplier’s semiconductors into one of its product platforms, it will be more difficult for us to achieve future design wins with that OEM’s product platform because changing suppliers involves significant cost, time, effort and risk. Achieving a design win with a customer does not ensure that we will receive significant revenues from that customer and we may be unable to convert design wins into actual sales. Even after a design win, the customer is not obligated to purchase our products and can choose at any time to stop using our products if, for example, it or its own products are not commercially successful.

Because of the lengthy sales cycles of many of our products, we may incur significant expenses before we generate any revenues related to those products.

                 Our customers may need six months or longer to test and evaluate our products and an additional six months or more to begin volume production of equipment that incorporates our products. The lengthy period of time required also increases the possibility that a customer may decide to cancel or change product plans, which could reduce or eliminate sales to that customer. As a result of this lengthy sales cycle, we may incur significant research and development, and selling, general and administrative expenses before we generate the related revenues for these products, and we may never generate the anticipated revenues if our customer cancels or changes its product plans.

Uncertainties involving the ordering and shipment of our products could adversely affect our business.

                 Our sales are typically made pursuant to individual purchase orders and we generally do not have long-term supply arrangements with our customers. Generally, our customers may cancel orders until 30 days prior to shipment. In addition, we sell a portion of our products through distributors and other resellers, some of whom have a right to return unsold products to us. Sales to distributors and other resellers accounted for approximately 40% of Conexant’s net revenues for fiscal 2003, whereas GlobespanVirata’s sales were primarily to OEM customers. For the three and nine months ended June 30, 2004, approximately 30% and 35%, respectively, of our sales were to distributors and other resellers. We routinely purchase inventory based on estimates of end-market demand for our customers’ products, which is difficult to predict. This difficulty may be compounded when we sell to OEMs indirectly through distributors and other resellers or contract manufacturers, or both, as our forecasts of demand are then based on estimates provided by multiple parties. In addition, our customers may change their inventory practices on short notice for any reason. The cancellation or deferral of product orders, the return of previously sold products or overproduction due to the failure of anticipated orders to materialize could result in our holding excess or obsolete inventory, which could result in write-downs of inventory.

We are dependent upon third parties for the manufacture, assembly and test of our products.

                 We are entirely dependent upon outside wafer fabrication facilities (known as foundries), including Jazz Semiconductor, Inc., in which we hold a minority interest. Under our fabless business model, our long-term revenue growth is dependent on our ability to obtain sufficient external manufacturing capacity, including wafer production capacity. If the semiconductor industry experiences a shortage of wafer fabrication capacity in the future, we may experience delays in shipments or increased manufacturing costs.

                 There are significant risks associated with our reliance on third-party foundries, including:

•	the lack of assured wafer supply, potential wafer shortages and higher wafer prices;

•	limited control over delivery schedules, manufacturing yields, production costs and product quality; and

•	the unavailability of, or delays in obtaining, access to key process technologies.

                 Although we have a long-term supply arrangement with Jazz to obtain external wafer manufacturing capacity, the foundries we use may allocate their limited capacity to fulfill the production requirements of other customers that are larger and better financed than we. If we choose to use a new foundry, it typically takes several months to redesign our products for the process technology and intellectual property cores of the new foundry and to complete the qualification process before we can begin shipping products from the new foundry.

                 We are also dependent upon third parties, including Skyworks Solutions, Inc., for the assembly and test of our products. Our reliance on others to assemble and test our products subjects us to many of the same risks as are described above with respect to our reliance on outside wafer fabrication facilities.

                 Wafer fabrication processes are subject to obsolescence, and foundries may discontinue a wafer fabrication process used for certain of our products. In such event, we generally offer our customers a “last time buy” program to satisfy their anticipated requirements for our products. The unanticipated discontinuation of wafer fabrication processes on which we rely may adversely affect our revenues and our customer relationships.

                 The foundries and other suppliers on whom we rely may experience financial difficulties or suffer disruptions in their operations due to causes beyond our control, including labor strikes, work stoppages, electrical power outages, fire, earthquake, flooding or other natural disasters. Certain of our suppliers’ manufacturing facilities are located near major earthquake fault lines in California, Mexico and the Asia-Pacific region. In the event of a disruption of the operations of one or more of our suppliers, we may not have a second manufacturing source immediately available. Such an event could cause significant delays in shipments until we could shift the products from an affected facility or supplier to another facility or supplier. The manufacturing processes we rely on are specialized and are available from a limited number of suppliers. Alternate sources of manufacturing capacity, particularly wafer production capacity, may not be available to us on a timely basis. Even if alternate wafer production capacity is available, we may not be able to obtain it on favorable terms, or at all. Difficulties or delays in securing an adequate supply of our products on favorable terms, or at all, could impair our ability to meet our customers’ requirements and have a material adverse effect on our operating results.

                 In addition, the highly complex and technologically demanding nature of semiconductor manufacturing has caused foundries to experience from time to time lower than anticipated manufacturing yields, particularly in connection with the introduction of new products and the installation and start-up of new process technologies. Lower than anticipated manufacturing yields may affect our ability to fulfill our customers’ demands for our products on a timely basis. Moreover, lower than anticipated manufacturing yields may adversely affect our cost of goods sold and our results of operations.

Our success depends, in part, on our ability to effect suitable investments, alliances and acquisitions.

                 Although we invest significant resources in research and development activities, the complexity and rapidity of technological changes make it impractical for us to pursue development of all technological solutions on our own. On an ongoing basis, we review investment, alliance and acquisition prospects that would complement our existing product offerings, augment our market coverage or enhance our technological capabilities. However, we cannot assure you that we will be able to identify and consummate suitable investment, alliance or acquisition transactions in the future.

                 Moreover, if we consummate such transactions, they could result in:

•	issuances of equity securities dilutive to our existing shareholders;

•	large initial one-time write-offs of in-process research and development;

•	the incurrence of substantial debt and assumption of unknown liabilities;

•	the potential loss of key employees from the acquired company;

•	amortization expenses related to intangible assets; and

•	the diversion of management's attention from other business concerns.

                 Additionally, in periods subsequent to an acquisition, we must evaluate goodwill and acquisition-related intangible assets for impairment. When such assets are found to be impaired, they will be written down to estimated fair value, with a charge against earnings.

We may have difficultly integrating businesses we acquire. In particular, we may be unable to integrate successfully the operations of Conexant and GlobespanVirata and realize the full cost savings we anticipate.

                 Integrating acquired organizations and their products and services may be expensive, time-consuming and a strain on our resources and our relationships with employees and customers, and ultimately may not be successful.

                 The merger of Conexant and GlobespanVirata involves the integration of two companies that previously operated independently. The difficulties of combining the operations of the companies include:

•	the challenge of effecting integration while carrying on an ongoing business;

•	the necessity of coordinating geographically separate organizations;

•	retaining and integrating personnel with diverse business backgrounds;

•	the challenge of realizing expected operating efficiencies of combining two companies;

•	retaining existing customers and strategic partners of each company; and

•	implementing and maintaining consistent standards, controls, procedures, policies and information systems.

                 The process of integrating operations could cause an interruption of, or loss of momentum in, the activities of one or more of our businesses and the loss of key personnel. The diversion of management’s attention and any delays or difficulties encountered in connection with the merger and the integration of the two operations could have an adverse effect on our business, results of operations or financial condition. We cannot assure you that the economies of scale and operating efficiencies that we expect to result from the merger will be realized within the time periods contemplated or at all.

We face a risk that capital needed for our business will not be available when we need it.

        We believe that our existing sources of liquidity together with cash expected to be generated from product sales will be sufficient to fund our operations, research and development, anticipated capital expenditures, working capital and other financing requirements for at least the next twelve months. However, we cannot assure you that this will be the case and we may need to obtain alternate sources of financing in the future. We cannot assure you that we will have access to additional sources of capital on favorable terms or at all.

                 We hold as marketable securities available for sale a significant amount of equity securities in publicly traded companies. For most of our equity security holdings, there are risks associated with the overall state of the stock market, having available buyers for the shares we sell, and ultimately being able to liquidate the securities at a favorable price. We cannot assure you that the carrying value of these assets will ultimately be realized.

                 In addition, any strategic investments and acquisitions that we may make to help us grow our business may require additional capital resources. We cannot assure you that the capital required to fund these investments and acquisitions will be available in the future.

We are subject to the risks of doing business internationally.

                 For the three and nine months ended June 30, 2004, approximately 92% and 91%, respectively, of our net revenues were from customers located outside of the United States, primarily in the Asia-Pacific region and Europe. Approximately 90% of Conexant’s net revenues for fiscal 2003 and approximately 92% of GlobespanVirata’s net revenues for fiscal 2003 were from customers located outside the United States, primarily in the Asia-Pacific region and Europe. In addition, we have design centers and suppliers located outside the United States, including the Skyworks assembly and test facility in Mexico and assembly and test service providers and foundries located in the Asia-Pacific region. Our international sales and operations are subject to a number of risks inherent in selling and operating abroad. These include, but are not limited to, risks regarding:

•	currency exchange rate fluctuations;

•	local economic and political conditions;

•	disruptions of capital and trading markets;

•	restrictive governmental actions, such as restrictions on the transfer or repatriation of funds and trade protection measures, including export duties and quotas and customs duties and tariffs;

•	changes in legal or regulatory requirements;

•	difficulty in obtaining distribution and support;

•	the laws and policies of the United States and other countries affecting trade, foreign investment and loans, and import or export licensing requirements;

•	tax laws; and

•	limitations on our ability under local laws to protect our intellectual property.

                 Because most of our international sales, other than sales to Japan (which are denominated principally in Japanese yen), are currently denominated in U.S. dollars, our products could become less competitive in international markets if the value of the U.S. dollar increases relative to foreign currencies. We cannot assure you that the factors described above will not have a material adverse effect on our ability to increase or maintain our foreign sales.

                 From time to time, we may enter into foreign currency forward exchange contracts to minimize risk of loss from currency exchange rate fluctuations for foreign currency commitments entered into in the ordinary course of business. We have not entered into foreign currency forward exchange contracts for other purposes. Our financial condition and results of operations could be affected (adversely or favorably) by currency fluctuations.

Our operating results may be negatively affected by substantial quarterly and annual fluctuations and market downturns.

                 The revenues, earnings and other operating results of Conexant and GlobespanVirata fluctuated in the past and our revenues, earnings and other operating results may fluctuate in the future. These fluctuations are due to a number of factors, many of which are beyond our control. These factors include, among others:

•	changes in end-user demand for the products manufactured and sold by our customers;

•	the timing of receipt, reduction or cancellation of significant orders by customers;

•	seasonal customer demand;

•	the gain or loss of significant customers;

•	market acceptance of our products and our customers' products;

•	our ability to develop, introduce and market new products and technologies on a timely basis;

•	the timing and extent of product development costs;

•	new product and technology introductions by competitors;

•	changes in the mix of products we develop and sell;

•	fluctuations in manufacturing yields;

•	availability and cost of products from our suppliers;

•	intellectual property disputes; and

•	the effects of competitive pricing pressures, including decreases in average selling prices of our products.

                 The foregoing factors are difficult to forecast, and these as well as other factors could materially adversely affect our quarterly or annual operating results. If our operating results fail to meet the expectations of analysts or investors, it could materially and adversely affect the price of our common stock and other securities.

The value of our common stock may be adversely affected by market volatility.

                 The trading price of our common stock fluctuates significantly and may be influenced by many factors, including:

•	our operating and financial performance and prospects;

8

•	the depth and liquidity of the market for our common stock;

•	investor perception of us and the industry and markets in which we operate;

•	our inclusion in, or removal from, any equity market indices;

•	the level of research coverage of our common stock;

•	changes in earnings estimates or buy/sell recommendations by analysts; and

•	general financial, domestic, international, economic and other market conditions.

                 In addition, public stock markets have experienced, and are currently experiencing, extreme price and trading volume volatility, particularly in the technology sectors of the market. This volatility has significantly affected the market prices of securities of many technology companies for reasons frequently unrelated to or disproportionately impacted by the operating performance of these companies. These broad market fluctuations may adversely affect the market price of our common stock.

We may be subject to claims of infringement of third-party intellectual property rights or demands that we license third-party technology, which could result in significant expense and loss of our ability to use, make, sell, export or import our products or one or more components comprising our products.

                 The semiconductor industry is characterized by vigorous protection and pursuit of intellectual property rights. From time to time, third parties have asserted and may in the future assert patent, copyright, trademark and other intellectual property rights to technologies that are important to our business and have demanded and may in the future demand that we license their patents and technology. Any litigation to determine the validity of claims that our products infringe or may infringe these rights, including claims arising through our contractual indemnification of our customers, regardless of their merit or resolution, could be costly and divert the efforts and attention of our management and technical personnel. We cannot assure you that we would prevail in litigation given the complex technical issues and inherent uncertainties in intellectual property litigation. If litigation results in an adverse ruling we could be required to:

•	pay substantial damages;

•	cease the manufacture, use or sale of infringing products;

•	discontinue the use of infringing technology;

•	expend significant resources to develop non-infringing technology; or

•	license technology from the third party claiming infringement, which license may not be available on commercially reasonable terms, or at all.

If we are not successful in protecting our intellectual property rights, it may harm our ability to compete.

                 We rely primarily on patent, copyright, trademark and trade secret laws, as well as nondisclosure and confidentiality agreements and other methods, to protect our proprietary technologies and processes. At times we incorporate the intellectual property of our customers into our designs, and we have obligations with respect to the non-use and non-disclosure of their intellectual property. In the past, Conexant and GlobespanVirata engaged in litigation to enforce their intellectual property rights, to protect their trade secrets or to determine the validity and scope of proprietary rights of others, including their customers. We may engage in future litigation on similar grounds, which may require us to expend significant resources and to divert the efforts and attention of our management from our business operations. We cannot assure you that:

•	the steps we take to prevent misappropriation or infringement of our intellectual property or the intellectual property of our customers will be successful;

•	any existing or future patents will not be challenged, invalidated or circumvented; or

•	any of the measures described above would provide meaningful protection.

                 Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use our technology without authorization, develop similar technology independently or design around our patents. If any of our patents fails to protect our technology it would make it easier for our competitors to offer similar products. In addition, effective patent, copyright, trademark and trade secret protection may be unavailable or limited in certain countries.

We may be liable for penalties under environmental laws, rules and regulations, which could adversely impact our business.

                 Conexant’s former manufacturing operations used a variety of chemicals and were subject to a wide range of environmental protection regulations in the United States and Mexico. In connection with Conexant’s spin-off from Rockwell International Corporation (now Rockwell Automation, Inc.) in December 1998, Conexant assumed all liabilities in respect of environmental matters related to the former operations of its business. We have been designated as a potentially responsible party and are engaged in groundwater remediation at one Superfund site located at a former silicon wafer manufacturing facility and steel fabrication plant in Parker Ford, Pennsylvania formerly occupied by Conexant. In addition, we are engaged in remediations of groundwater contamination at Conexant’s former Newport Beach, California wafer fabrication facility. We currently estimate the remaining costs for these remediations to be approximately $3.0 million and have accrued for these costs as of June 30, 2004.

                 In the United States, environmental regulations often require parties to fund remedial action regardless of fault. Consequently, it is often difficult to estimate the future impact of environmental matters, including potential liabilities. While we have not experienced any material adverse effects on our operations as a result of such regulations, we cannot assure you that the costs that might be required to complete remedial actions, if any, will not have a material adverse effect on our business, financial condition and results of operations.

We may be limited in the future in the amount of net operating losses that we can use to offset taxable income.

                 As of September 30, 2003, Conexant had approximately $1 billion of U.S. federal income tax net operating loss, or NOL, carryforwards that can be used to offset taxable income in subsequent years. The NOL carryforwards are scheduled to expire at various dates through 2024. Section 382 of the Internal Revenue Code could limit the future use of some or all of the NOL carryforwards if the ownership of our common stock changes by more than 50 percentage points in certain circumstances over a three-year testing period. Based on information known to us, we have not undergone such a change of ownership and the merger of Conexant and GlobespanVirata did not constitute a change of ownership, although the shares of our common stock issued in the merger will be taken into account in any change of ownership computations. Direct or indirect transfers of our common stock, when taken together with the shift in ownership resulting from the merger, could result in a change of ownership that would trigger the section 382 limitation. If such an ownership change occurs, section 382 would limit our use of NOL carryforwards in each subsequent taxable year to an amount equal to a federal long-term tax-exempt rate published by the Internal Revenue Service at the time of the ownership change, multiplied by our fair market value at such time; any unused annual limitation amounts may also be carried forward. The merger resulted in a change of ownership of GlobespanVirata and the future use of GlobespanVirata’s NOL carryforwards are subject to the section 382 limitation (or further limitation in the case of NOL carryforwards already subject to limitation as a result of previous transactions) based on the fair market value of GlobespanVirata at the time of the merger.

Provisions in our organizational documents and rights agreement and Delaware law may make it difficult for someone to acquire control of us.

                 We have established certain anti-takeover measures that may affect our common stock and convertible notes. Our restated certificate of incorporation, our by-laws, our rights agreement with Mellon Investor Services LLC, as rights agent, dated as of November 30, 1998, as amended, and the Delaware General Corporation Law contain several provisions that would make more difficult an acquisition of control of us in a transaction not approved by our board of directors. Our restated certificate of incorporation and by-laws include provisions such as:

•	the division of our board of directors into three classes to be elected on a staggered basis, one class each year;

•	the ability of our board of directors to issue shares of our preferred stock in one or more series without further authorization of our shareholders;

•	a prohibition on shareholder action by written consent;

•	a requirement that shareholders provide advance notice of any shareholder nominations of directors or any proposal of new business to be considered at any meeting of shareholders;

•	a requirement that a supermajority vote be obtained to remove a director for cause or to amend or repeal certain provisions of our restated certificate of incorporation or by-laws;

•	elimination of the right of shareholders to call a special meeting of shareholders; and

•	a fair price provision.

                 Our rights agreement gives our shareholders certain rights that would substantially increase the cost of acquiring us in a transaction not approved by our board of directors.

                 In addition to the rights agreement and the provisions in our restated certificate of incorporation and by-laws, Section 203 of the Delaware General Corporation Law generally provides that a corporation shall not engage in any business combination with any interested shareholder during the three-year period following the time that such shareholder becomes an interested shareholder, unless a majority of the directors then in office approves either the business combination or the transaction that results in the shareholder becoming an interested shareholder or specified shareholder approval requirements are met.

USE OF PROCEEDS

                 The selling securityholders will receive all of the proceeds from sales of our common stock by them pursuant to this prospectus. We will not receive any proceeds from the sales.

PRICE RANGE OF COMMON STOCK

                 Our common stock trades on the Nasdaq National Market under the symbol “CNXT”. The following table lists the high and low per share sale prices for our common stock as reported by the Nasdaq National Market for the periods indicated.

	High	Low
Fiscal year ended September 30, 2002:
First quarter	$ 18.11	$ 6.57
Second quarter	$ 16.51	$ 9.21
Third quarter(1)	$ 13.63	$ 1.03
Fourth quarter	$ 2.74	$ 1.03
Fiscal year ended September 30, 2003:
First quarter	$ 2.35	$ 0.53
Second quarter	$ 2.09	$ 1.20
Third quarter(2)	$ 4.75	$ 1.49
Fourth quarter	$ 6.77	$ 4.02
Fiscal year ending September 30, 2004:
First quarter	$ 6.42	$ 4.64
Second quarter	$ 7.85	$ 5.16
Third quarter	$ 6.70	$ 3.72
Fourth quarter (through August 24, 2004)	$ 2.65	$ 1.37

(1)	Sales prices for Conexant common stock beginning in the third fiscal quarter of 2002 reflect the completion of the spin-off and merger of our wireless communications business with Alpha Industries, Inc. to form Skyworks Solutions, Inc. As a result of this transaction, Conexant shareholders received 0.351 shares of Skyworks common stock for each Conexant share held and continued to hold their Conexant shares.

(2)	Sales prices for Conexant common stock beginning in the third fiscal quarter of 2003 reflect the completion of the spin-off of Mindspeed Technologies, Inc. by Conexant. As a result of this transaction, Conexant shareholders received one share of Mindspeed common stock for every three Conexant shares held and continued to hold their Conexant shares.

                 On August 24, 2004 the last reported sale price for our common stock on the Nasdaq National Market was $1.58 per share. As of July 30, 2004 there were approximately 45,000 holders of record of our common stock.

DIVIDEND POLICY

                 We have never paid cash dividends on our common stock and do not anticipate paying any cash dividends in the foreseeable future.

DESCRIPTION OF CAPITAL STOCK

                 The following description of our capital stock includes a summary of certain provisions of our restated certificate of incorporation and our by-laws. This description is subject to the detailed provisions of, and is qualified by reference to, our restated certificate of incorporation, as amended, and our by-laws, copies of which have been filed as exhibits to the registration statement of which this prospectus is a part.

                 We are authorized to issue (1) 1,000,000,000 shares of common stock, par value $.01 per share, of which 468,764,918 shares of common stock were outstanding as of July 30, 2004 and (2) 25,000,000 shares of preferred stock, without par value, of which our board of directors has designated 5,000,000 shares as Series A Junior Participating Preferred Stock for issuance in connection with the exercise of our preferred share purchase rights. For a more detailed discussion of our preferred share purchase rights and how they relate to our common stock, see “Conexant Rights Plan”. The authorized shares of common stock and preferred stock will be available for issuance without further action by our shareholders, unless such action is required by applicable law or the rules of any stock exchange or automated quotation system on which our securities may be listed or traded. If the approval of our shareholders is not so required, our board of directors may determine not to seek shareholder approval.

                 Certain of the provisions described under this section entitled “Description of Capital Stock” could have the effect of discouraging transactions that might lead to a change of control of Conexant.

                 Our restated certificate of incorporation and by-laws:

•	establish a classified board of directors, whereby our directors are elected for staggered terms in office so that only one-third of our directors stand for election in any one year;

•	require shareholders to provide advance notice of any shareholder nominations of directors or any proposal of new business to be considered at any meeting of shareholders;

•	require a supermajority vote to remove a director or to amend or repeal certain provisions of our restated certificate of incorporation or by-laws;

•	preclude shareholders from acting by written consent without a meeting of shareholders; and

•	preclude shareholders from calling a special meeting of shareholders.

Common Stock

                 Holders of common stock are entitled to such dividends as may be declared by our board of directors out of funds legally available therefor. Dividends may not be paid on common stock unless all accrued dividends on preferred stock, if any, have been paid or set aside. In the event of our liquidation, dissolution or winding up, the holders of common stock will be entitled to share pro rata in the assets remaining after payment to creditors and after payment of the liquidation preference plus any unpaid dividends to holders of any outstanding preferred stock. See “Dividend Policy”.

                 Each holder of shares of common stock will be entitled to one vote for each such share outstanding in the holder’s name. No holder of common stock will be entitled to cumulate votes in voting for directors. Our restated certificate of incorporation provides that, unless otherwise determined by our board of directors, no holder of shares of common stock will have any right to purchase or subscribe for any stock of any class that we may issue or sell.

                 Mellon Investor Services LLC is the transfer agent and registrar for our common stock. Mellon’s address is 85 Challenger Road, Ridgefield Park, New Jersey 07606, and its telephone number is (800) 853-1954.

Preferred Stock

                 Our restated certificate of incorporation permits us to issue up to 25,000,000 shares of our preferred stock in one or more series and with rights and preferences that may be fixed or designated by our board of directors without any further action by our shareholders. Our board of directors has designated 5,000,000 shares of our preferred stock as Series A Junior Participating Preferred Stock for issuance in connection with the exercise of our preferred share purchase rights. The powers, preferences, rights and qualifications, limitations and restrictions of the preferred stock of any other series will be fixed by the certificate of designation relating to such series, which will specify the terms of the preferred stock, including:

•	the maximum number of shares in the series and the distinctive designation;

13

•	the terms on which dividends, if any, will be paid;

•	the terms on which the shares may be redeemed, if at all;

•	the terms of any retirement or sinking fund for the purchase or redemption of the shares of the series;

•	the liquidation preference, if any;

•	the terms and conditions, if any, on which the shares of the series shall be convertible into, or exchangeable for, shares of any other class or classes of capital stock;

•	the restrictions on the issuance of shares of the same series or any other class or series; and

•	the voting rights, if any, of the shares of the series.

                 Although our board of directors has no intention at the present time of doing so, it could issue a series of preferred stock that could, depending on the terms of such series, impede the completion of a merger, tender offer or other takeover attempt.

                 For a description of our Series A Junior Participating Preferred Stock, see “— Conexant Rights Plan”.

Certain Provisions of Our Restated Certificate of Incorporation and By-Laws

                 Our restated certificate of incorporation and by-laws contain various provisions intended to (1) promote the stability of our shareholder base and (2) render more difficult certain unsolicited or hostile attempts to take us over, which could disrupt us, divert the attention of our directors, officers and employees and adversely affect the independence and integrity of our business.

                 Pursuant to our restated certificate of incorporation, the number of directors is fixed by our board of directors. Other than directors elected by the holders of any series of preferred stock or any other series or class of stock except common stock, our directors are divided into three classes. Each class consists as nearly as possible of one-third of the directors. Directors elected by shareholders at an annual meeting of shareholders will be elected by a plurality of all votes cast. Currently, the terms of office of the three classes of directors expire, respectively, at our annual meetings in 2005, 2006 and 2007. The term of the successors of each such class of directors expires three years from the year of election.

                 Our restated certificate of incorporation contains a fair price provision pursuant to which a Business Combination (as defined in our restated certificate of incorporation) between us or one of our subsidiaries and an Interested Shareowner (as defined in our restated certificate of incorporation) requires approval by the affirmative vote of the holders of not less than 80 percent of the voting power of all of our outstanding capital stock entitled to vote generally in the election of directors, voting together as a single class, unless the Business Combination is approved by at least two-thirds of the Continuing Directors (as defined in our restated certificate of incorporation) or certain fair price criteria and procedural requirements specified in the fair price provision are met. If either the requisite approval of our board of directors or the fair price criteria and procedural requirements were met, the Business Combination would be subject to the voting requirements otherwise applicable under the Delaware General Corporation Law, which for most types of Business Combinations currently would be the affirmative vote of the holders of a majority of all of our outstanding shares of stock entitled to vote thereon. Any amendment or repeal of the fair price provision, or the adoption of provisions inconsistent therewith, must be approved by the affirmative vote of the holders of not less than 80 percent of the voting power of all of our outstanding capital stock entitled to vote generally in the election of directors, voting together as a single class, unless such amendment, repeal or adoption were approved by at least two-thirds of the Continuing Directors, in which case the provisions of the Delaware General Corporation Law would require the affirmative vote of the holders of a majority of the outstanding shares of our capital stock entitled to vote thereon.

                 Our restated certificate of incorporation and by-laws provide that a special meeting of shareholders may be called only by a resolution adopted by a majority of the entire board of directors. Shareholders are not permitted to call, or to require that the board of directors call, a special meeting of shareholders. Moreover, the business permitted to be conducted at any special meeting of shareholders is limited to the business brought before the meeting pursuant to the notice of the meeting given by us. In addition, our restated certificate of incorporation provides that any action taken by our shareholders must be effected at an annual or special meeting of shareholders and may not be taken by written consent instead of a meeting. Our by-laws establish an advance notice procedure for shareholders to nominate candidates for election as directors or to bring other business before meetings of our shareholders.

                 Our restated certificate of incorporation provides that the affirmative vote of at least 80 percent of the voting power of all of our outstanding capital stock entitled to vote generally in the election of directors, voting together as a single class, would be required to amend or repeal the provisions of our restated certificate of incorporation with respect to:

•	the election of directors;

•	the right to call a special shareholders' meeting;

•	the right to act by written consent;

•	amending our restated certificate of incorporation; or

•	the right to adopt any provision inconsistent with the preceding provisions.

In addition, our restated certificate of incorporation provides that our board of directors may make, alter, amend and repeal our by-laws and that the amendment or repeal by shareholders of any of our by-laws would require the affirmative vote of at least 80 percent of the voting power described above, voting together as a single class.

Conexant Rights Plan

                 Each outstanding share of our common stock also evidences one preferred share purchase right. Each preferred share purchase right entitles the registered holder to purchase from us one two-hundredth of a share of Series A Junior Participating Preferred Stock, at $300, subject to adjustment. The description and terms of the preferred share purchase rights are set forth in the rights agreement dated as of November 30, 1998, as amended as of December 9, 1999.

                 Until the earlier to occur of (1) 10 days following a public announcement that a person or group of affiliated or associated persons has acquired beneficial ownership of 20 percent or more of our outstanding common stock or (2) 10 business days, or such later date as may be determined by our board of directors prior to such time as any person or group becomes an acquiring person, following the commencement of a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 20 percent or more of our outstanding common stock, the earlier of such dates being called the rights distribution date, preferred share purchase rights will be attached to common stock and will be owned by the registered owners of our common stock.

                 The rights agreement provides that, until the preferred share purchase rights are no longer attached to our common stock, or until the earlier redemption or expiration of the preferred share purchase rights:

•	the preferred share purchase rights will be transferred with and only with shares of our common stock;

•	certificates representing common stock and statements in respect of shares of common stock registered in book-entry or uncertificated form will contain a notation incorporating the terms of the preferred share purchase rights by reference; and

•	the transfer of any shares of our common stock will also constitute the transfer of the associated preferred share purchase rights.

As soon as practicable following the date the preferred share purchase rights are no longer attached to our common stock, separate certificates evidencing preferred share purchase rights will be mailed to holders of record of common stock as of the close of business on the date the preferred share purchase rights are no longer attached to our common stock and the separate certificates alone will evidence preferred share purchase rights.

                 In addition, the rights agreement provides that in connection with the issuance or sale of our common stock following the date the rights separate from our common stock and prior to the earlier of (1) the date the preferred share purchase rights are redeemed and (2) the date the preferred share purchase rights expire (a) we will, with respect to common stock issued or sold pursuant to the exercise of stock options or under any employee plan or arrangement in existence prior to the date the rights separate from our common stock, or upon the exercise, conversion or exchange of securities, notes or debentures (pursuant to the terms thereof) issued by us and in existence prior to the date the rights separate from our common stock, and (b) we may, in any other case, if deemed necessary or appropriate by the board of directors, issue certificates representing the appropriate number of preferred share purchase rights in connection with such issuance or sale. We will not be obligated to issue any of these certificates if, and to the extent that, we are advised by counsel that the issuance of those certificates would create a significant risk of material adverse tax consequences to us or the person to whom such certificate would be issued or would create a significant risk that the stock options or employee plans or arrangements would fail to qualify for otherwise available special tax treatment. In addition, no certificate will be issued if, and to the extent that, appropriate adjustments otherwise have been made instead of the issuance thereof.

                 Preferred share purchase rights will not be exercisable until the date the rights separate from our common stock. Preferred share purchase rights will expire on December 31, 2008, unless this expiration date is extended or unless preferred share purchase rights are earlier redeemed by us, in each case, as described below.

                 The purchase price payable, and the number of shares of Series A junior preferred stock or other securities or property issuable, upon exercise of the preferred share purchase rights will be subject to adjustment from time to time to prevent dilution upon the occurrence of the following events:

•	in the event of a stock dividend on, or a subdivision, combination or reclassification of, Series A junior preferred stock;

•	upon the grant to holders of shares of Series A junior preferred stock of rights, options or warrants to subscribe for or purchase shares of Series A junior preferred stock at a price, or securities convertible into shares of Series A junior preferred stock with a conversion price, less than the then current market price of the shares of Series A junior preferred stock; or

•	upon the distribution to holders of shares of Series A junior preferred stock of evidences of indebtedness or assets (excluding regular periodic cash dividends or dividends payable in shares of Series A junior preferred stock) or of subscription rights or warrants (other than those referred to above).

                 The number of one two-hundredths of a share of Series A junior preferred stock issuable upon exercise of each preferred share purchase right will also be subject to adjustment in the event of a stock split of our common stock or a stock dividend on our common stock payable in common stock or subdivisions, consolidations or combinations of common stock occurring, in any such case, prior to the date the preferred share purchase rights are no longer attached to our common stock.

                 We cannot redeem shares of Series A junior preferred stock purchasable upon exercise of preferred share purchase rights. Each share of Series A junior preferred stock will be entitled to a minimum preferential quarterly dividend payment of $1 per share but will be entitled to an aggregate dividend of 100 times the dividend declared per share of our common stock whenever such dividend is declared. In the event of liquidation, the holders of Series A junior preferred stock will be entitled to a minimum preferential liquidation payment of $100 per share but will be entitled to an aggregate payment of 100 times the payment made per share of our common stock. Each share of Series A junior preferred stock will have 100 votes, voting together with common stock. In the event of any merger, consolidation or other transaction in which shares of our common stock are exchanged, each share of Series A junior preferred stock will be entitled to receive 100 times the amount received per share of our common stock. These rights will be protected by customary antidilution provisions.

                 Because of the nature of the Series A junior preferred stock’s dividend, liquidation and voting rights, the value of each one-hundredth interest in a share of Series A junior preferred stock purchasable upon exercise of preferred share purchase rights should approximate the value of one share of common stock.

                 In the event that any person or group of affiliated or associated persons becomes an acquiring person, proper provision shall be made so that each holder of a preferred share purchase right, other than preferred share purchase rights beneficially owned by the acquiring person, which will thereafter be void, will thereafter have the right to receive upon exercise, instead of shares of Series A junior preferred stock, that number of shares of our common stock having a market value of two times the exercise price of a preferred share purchase right.

                 At any time after any person or group of affiliated or associated persons becomes an acquiring person, and prior to the acquisition by such person or group of 50 percent or more of the outstanding shares of our common stock, our board of directors may exchange preferred share purchase rights (other than preferred share purchase rights owned by such person or group, which will have become void after such person became an acquiring person) for our common stock, in whole or in part, at an exchange ratio of one share of common stock per preferred share purchase right (subject to adjustment).

                 In the event that, at any time after any person or group of affiliated or associated persons has become an acquiring person, we are acquired in a merger or other business combination transaction or 50 percent or more of our consolidated assets or earning power is sold, proper provision will be made so that each holder of a preferred share purchase right will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of a preferred share purchase right, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of a preferred share purchase right.

                 Generally, no adjustment in the purchase price will be required until cumulative adjustments require an adjustment of at least one percent. No fractional shares of Series A junior preferred stock will be issued, other than fractions which are integral multiples of one two-hundredth of a share of Series A junior preferred stock, which may, at our election, be evidenced by depository receipts. Instead, an adjustment in cash will be made based on the market price of Series A junior preferred stock on the last trading day prior to the date of exercise.

                 At any time prior to any person or group of affiliated or associated persons becoming an acquiring person, our board of directors may redeem preferred share purchase rights in whole, but not in part, at a price of $.01 per preferred share purchase right, subject to adjustment. The redemption of preferred share purchase rights may be made effective at the time, on the basis and with the conditions that our board of directors may determine, in its sole discretion. Immediately upon any redemption of preferred share purchase rights, the right to exercise preferred share purchase rights will terminate and the only right of the holders of preferred share purchase rights will be to receive the redemption price.

                 The terms of preferred share purchase rights may be amended by our board of directors without the consent of the holders of preferred share purchase rights, including an amendment to decrease the threshold at which a person becomes an acquiring person from 20 percent to not less than 10 percent, except that from and after the time that any person becomes an acquiring person no such amendment may adversely affect the interests of the holders of preferred share purchase rights.

                 Until a preferred share purchase right is exercised, the holder thereof will have no rights as a shareholder of Conexant, including, without limitation, the right to vote or to receive dividends.

                 The foregoing summary of the material terms of preferred share purchase rights is qualified by reference to the rights agreement, a copy of which is on file with the Securities and Exchange Commission, or the SEC.

SELLING SECURITYHOLDERS

                 The shares of our common stock that may be resold hereunder by the selling securityholders are shares delivered by us in connection with the acquisition of Amphion.

                 The shares of our common stock originally delivered to certain former shareholders of Amphion in connection with the acquisition were delivered in a transaction exempt from the registration requirements of the Securities Act of 1933, as amended, or the Securities Act. Selling securityholders may from time to time offer and sell pursuant to this prospectus any or all of such shares of our common stock.

                 The following table sets forth information, as of August 24, 2004, with respect to the selling securityholders and the shares of our common stock beneficially owned by each selling securityholder that may be offered pursuant to this prospectus. The information is based on information provided by or on behalf of the selling securityholders. The selling securityholders may offer all, some or none of the shares of our common stock. Because the selling securityholders may offer all or some portion of the shares of our common stock, we cannot estimate the amount of our common stock that will be held by the selling securityholders upon termination of any of these sales. In addition, the selling securityholders identified below may have sold, transferred or otherwise disposed of all or a portion of their shares of our common stock since the date on which they provided the information regarding their shares in transactions exempt from the registration requirements of the Securities Act. No selling securityholder named in the table below beneficially owns one percent or more of our common stock based on approximately 468,764,918 shares of common stock outstanding on July 30, 2004.

Selling Securityholder	Shares of Common Stock Owned Prior to the Offering	Shares of Common Stock Offered in the Offering	Shares of Common Stock Owned After the Offering

Apax Partners Limited (1)	314,525	314,525	—

ACT Venture Capital Limited (2)	151,886	151,886	—

Enterprise Equity (NI) Limited	72,873	72,873	—

Invest Northern Ireland	60,716	60,716	—

                 (1)  Apax Partners Limited is the manager of the following funds: Apax UK VI A, LP; Apax UK VI B, LP; Apax UK VI C, LP; Apax UK VI D, LP; and Apax UK VI E, LP, which beneficially own 145,212; 85,360; 31,683; 51,216; and 1,054 shares, respectively, of the shares of common stock listed above.

                 (2)  ACT Venture Capital Limited is the manager of the following funds: ACT 2001 Venture Capital Fund No. 1 Limited Partnership; ACT 2001 Venture Capital Fund No. 2 Limited Partnership; ACT 2001 Venture Capital Fund No. 2A Limited Partnership; ACT 2001 Venture Capital GmbH & Co. KG; Co-Investment Limited Partnership Number 2001 A1; and Co-Investment Limited Partnership Number 2001 A1S, which beneficially own 87,011; 43,873; 14,038; 6,204; 532; and 228 shares, respectively, of the shares of common stock listed above.

                 All of the shares received by the selling securityholders at the closing of the acquisition were “restricted securities” under the Securities Act prior to this registration.

                 Information concerning the selling securityholders may change from time to time and any changed information will be set forth in amendments or supplements to this prospectus if and when necessary.

PLAN OF DISTRIBUTION

                 The selling securityholders may sell our common stock from time to time in one or more transactions at:

•	fixed prices;

•	prevailing market prices at the time of sale;

•	varying prices determined at the time of sale; or

•	negotiated prices.

                 The selling securityholders will act independently of us in making decisions regarding the timing, manner and size of each sale. The selling securityholders may effect these transactions by selling our common stock to or through broker-dealers. Broker-dealers engaged by the selling securityholders may arrange for other broker-dealers to participate in the sales. Our common stock may be sold in one or more of the following transactions:

•	a block trade in which a broker-dealer attempts to sell the shares of our common stock as agent but may resell a portion of the block as principal to facilitate the transaction;

•	a purchase by a broker-dealer as principal and resale by the broker-dealer for its account under this prospectus;

•	an exchange distribution in accordance with the rules of the exchange;

•	ordinary brokerage transactions and transactions in which a broker solicits purchasers;

•	privately negotiated transactions; and

•	a combination of any of the above transactions.

        We may amend or supplement this prospectus from time to time to describe a specific plan of distribution. If the plan of distribution involves an arrangement with a broker-dealer for the sale of our common stock through a block trade, special offering, exchange distribution or secondary distribution, or a purchase by a broker-dealer, the amendment or supplement will disclose:

•	the name of the selling securityholders and the participating broker-dealer;

•	the number of shares of our common stock involved;

•	the price at which the shares of our common stock are sold;

•	the commissions paid or discounts or concessions allowed to the broker-dealer;

•	that the broker-dealer did not conduct any investigation to verify the information contained or incorporated by reference in this prospectus; and

•	other facts material to the transaction.

                 The selling securityholders may enter into hedging transactions with broker-dealers or affiliates thereof in connection with distributions of our common stock. In these transactions, broker-dealers or affiliates may engage in short sales of our common stock pursuant to this prospectus to offset the positions they assume with the selling securityholders and use shares of common stock received from the selling securityholders to close out their short positions. The selling securityholders also may sell our common stock short, deliver this prospectus in connection with some or all of those sales and redeliver our common stock to close out their short positions. The selling securityholders may enter into option or other transactions with broker-dealers which require the delivery to the broker-dealer or an affiliate thereof of shares of our common stock. The broker-dealer may then resell or otherwise transfer the shares of our common stock under this prospectus. The selling securityholders also may loan, pledge or grant a security interest in some or all of our common stock covered by this prospectus to a broker-dealer or an affiliate thereof. The broker-dealer may sell the loaned or pledged common stock under this prospectus.

                 Broker-dealers or agents may receive compensation from the selling securityholders in the form of commissions, discounts or concessions. Broker-dealers or agents may also receive compensation from the purchasers of our common stock for whom they act as agents or to whom they sell as principals, or both. A broker-dealer’s compensation will be negotiated in connection with the sale and may exceed the broker-dealer’s customary commissions. Broker-dealers, agents or the selling securityholders may be deemed to be “underwriters” within the meaning of the Securities Act in connection with sales of our common stock. Any commission, discount or concession received by these broker-dealers or agents and any profit on the sale of our common stock purchased by them may be deemed to be underwriting discounts or commissions under the Securities Act.

                 Because the selling securityholders may be deemed to be “underwriters” within the meaning of the Securities Act, they will be subject to the prospectus delivery requirements of the Securities Act. In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than under this prospectus. To our knowledge, the selling securityholders have not entered into any agreements, understandings or arrangements with any underwriter or broker-dealer regarding the sale of our common stock.

                 We agreed to keep this prospectus effective until the earlier of (i) June 29, 2006, (ii) the date on which all of the shares of our common stock have been sold pursuant to this prospectus or (iii) the expiration of the holding period that would be applicable to the common stock under Rule 144(k) under the Securities Act. Our common stock will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states our common stock may not be sold unless it has been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

                 Under applicable rules and regulations under the Securities Exchange Act of 1934, as amended, or the Exchange Act, any person engaged in the distribution of our common stock may not simultaneously engage in market making activities with respect to our common stock for a period of two business days prior to the commencement of the distribution. In addition, the selling securityholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of shares of our common stock by the selling securityholders or any other person. We will make copies of this prospectus available to the selling securityholders and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale.

                 We will pay all costs, expenses and fees associated with the registration of our common stock. The selling securityholders will pay all underwriting commissions and discounts, selling or placement agent fees or broker fees and commissions, and transfer taxes, if any, associated with the sale of our common stock. The selling securityholders may agree to indemnify any broker-dealer or agent that participates in sales of our common stock against specified liabilities, including liabilities arising under the Securities Act. The selling securityholders have agreed to indemnify certain persons against specified liabilities in connection with the offering of our common stock, including liabilities arising under the Securities Act.

LEGAL MATTERS

                 The validity of the issuance of the common stock offered by this prospectus will be passed upon by Jasmina Theodore Boulanger, Associate General Counsel and Assistant Secretary of Conexant.

EXPERTS

                 The consolidated financial statements and the related financial statement schedule incorporated in this prospectus by reference from the Conexant Systems, Inc. Annual Report on Form 10-K for the fiscal year ended September 30, 2003, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference (which report expresses an unqualified opinion and includes explanatory paragraphs referring to a restatement to report the June 27, 2003 spin-off of the Mindspeed Technologies business as discontinued operations and a change in accounting method), and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                 The consolidated financial statements of GlobespanVirata, Inc. incorporated by reference in this prospectus from Conexant Systems, Inc.’s Current Report on Form 8-K dated March 12, 2004 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

                 The financial statements of the Wireless LAN Product Group of Intersil Corporation, acquired by GlobespanVirata, Inc. in August 2003, incorporated by reference in Conexant’s Current Report on Form 8-K, dated March 12, 2004 have been audited by Ernst & Young LLP, independent registered certified public accountants, as set forth in their report thereon and incorporated herein by reference. Such financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

HOW TO OBTAIN MORE INFORMATION

                 In accordance with the Securities Exchange Act of 1934, as amended, or the Exchange Act, we file reports, proxy and information statements and other information with the SEC. You may read and copy these reports, proxy and information statements and other information that we file at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site that contains reports, proxy and information statements and other information regarding registrants (including Conexant) that file electronically with the SEC (www.sec.gov). Our Internet site is www.conexant.com.

                 You also may inspect reports, proxy statements and other information about us at the offices of The Nasdaq Stock Market, Inc. National Market System, 1735 K Street, N.W., Washington, D.C. 20006-1500.

                 In accordance with the Securities Act of 1933, as amended, or the Securities Act, we have filed with the SEC a registration statement on Form S-3. This prospectus does not contain all of the information included in the registration statement and its attached exhibits. Some items are omitted in accordance with the rules and regulations of the SEC. For further information about us and our common stock, reference is made to the registration statement and the exhibits to the registration statement. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and, in each instance, if the contract or document is filed as an exhibit to the registration statement, reference is made to the copy of the contract or other document we have filed as an exhibit, each statement being qualified in all respects by such reference. You may read and obtain copies of the registration statement and any amendments to it, including exhibits, as described above.

                 The SEC’s rules allow us to “incorporate by reference” into this prospectus the information we file with the SEC. This means that we can disclose important information to you by referring you to those filings. The information incorporated by reference is considered a part of this prospectus, and subsequent information that we file with the SEC will automatically update and supersede this information. Any such information so modified or superseded will not constitute a part of this prospectus, except as so modified or superseded. We incorporate by reference the following documents and any future documents we file with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act until the offering of securities by this prospectus is completed:

•	Our Annual Report on Form 10-K for the fiscal year ended September 30, 2003;

•	Our Quarterly Report on Form 10-Q for the quarter ended December 31, 2003;

•	Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2004;

•	Our Quarterly Report on Form 10-Q for the quarter ended June 30, 2004;

21

•	Our Current Report on Form 8-K dated November 3, 2003;

•	Our Current Report on Form 8-K dated November 4, 2003;

•	Our Current Report on Form 8-K dated March 12, 2004, as amended by our Current Report on Form 8-K/A dated May 26, 2004;

•	Our Current Report on Form 8-K dated August 12, 2004;

•	Our Current Report on Form 8-K dated August 25, 2004; and

•	The description of our common stock contained in Item 11 of our Registration Statement on Form 10, as amended (File No. 000-24923), including any amendment or report filed that updates such description.

                 You can obtain any of the document incorporated by reference in this prospectus through us or from the SEC through the SEC’s Internet site at the address described above. Documents incorporated by reference are available from us without charge, excluding any exhibits to those documents, unless the exhibit is specifically incorporated by reference as an exhibit in this prospectus. You may submit such a request for this material to Office of the Secretary, Conexant Systems, Inc., 4000 MacArthur Boulevard, West Tower, Newport Beach, California 92660-3095 (telephone number (949) 483-4600).

FORWARD-LOOKING STATEMENTS

                 This prospectus, including information included or incorporated herein by reference (see “How to Obtain More Information”), contains statements relating to future results of Conexant (including certain projections and business trends) that are “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those projected as a result of certain risks and uncertainties. In addition to the risks discussed under “Risk Factors”, these risks and uncertainties include, but are not limited to:

•	the cyclical nature of the semiconductor industry and the markets addressed by our products and our customers' products;

•	demand for and market acceptance of new and existing products;

•	successful development of new products;

•	the timing of new product introductions;

•	the availability of manufacturing capacity;

•	pricing pressures and other competitive factors;

•	changes in product mix;

•	product obsolescence;

•	our ability to develop and implement new technologies and to obtain protection of the related intellectual property;

•	the uncertainties of litigation; and

•	the risk that the businesses of Conexant and GlobespanVirata will not be integrated successfully.

                 These forward-looking statements are made only as of the date of this prospectus, and we undertake no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

_________________

                 Conexant and GlobespanVirata are trademarks of Conexant Systems, Inc. Other brands, names and trademarks contained in this prospectus are the property of their respective owners.

Conexant Systems, Inc.

600,000 Shares of Common Stock
(including the associated Preferred Share Purchase Rights)

Prospectus

                 You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. You should not assume that the information contained or incorporated by reference in this prospectus is accurate as of any date other than the date of this prospectus. We are not making an offer of these securities in any state where the offer is not permitted.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.   Other Expenses of Issuance and Distribution.

                 The following table sets forth the estimated costs and expenses payable by the registrant in connection with the offering of the securities being registered.

Amount
Commission registration fee	$ 121
*Accounting fees and expenses	15,000
*Legal fees and expenses	12,000
*Miscellaneous expenses	879

*Total	$ 28,000

* Estimated

Item 15.     Liability and Indemnification of Directors and Officers.

                 The Delaware General Corporation Law permits Delaware corporations to eliminate or limit the monetary liability of directors for breach of their fiduciary duty of care, subject to certain limitations. Our restated certificate of incorporation provides that our directors are not liable to Conexant or its shareholders for monetary damages for breach of fiduciary duty as a director, except for liability (1) for any breach of the director’s duty of loyalty to Conexant or its shareholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) for willful or negligent violation of the laws governing the payment of dividends or the purchase or redemption of stock or (4) for any transaction from which a director derived an improper personal benefit.

                 The Delaware General Corporation Law provides for indemnification of directors, officers, employees and agents subject to certain limitations. Our by-laws and the appendix thereto provide for the indemnification of our directors, officers, employees and agents to the extent permitted by Delaware law. Our directors and officers are insured against certain liabilities for actions taken in such capacities, including liabilities under the Securities Act.

Item 16.     Index to Exhibits.

4.1	Amended and Restated Certificate of Incorporation of Conexant, as amended, filed as Exhibit 3.a.1 to Conexant’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2004, is incorporated herein by reference

4.2	Amended By-Laws of Conexant, filed as Exhibit 3.b.1 to Conexant’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2004, is incorporated herein by reference

4.3	Specimen certificate for Conexant’s common stock, par value $.01 per share, filed as Exhibit 4.3 to Conexant’s Registration Statement on Form 10 (File No. 000-24923), is incorporated herein by reference

II-1

4.4.a	Rights Agreement, dated as of November 30, 1998, by and between Conexant and Mellon Investor Services LLC, as rights agent, filed as Exhibit 4.4 to Conexant’s Registration Statement on Form S-8 (Registration No. 333-68755), is incorporated herein by reference

4.4.b	First Amendment to Rights Agreement, dated as of December 9, 1999, filed as Exhibit 4.1 to Conexant's Quarterly Report on Form 10-Q for the quarter ended December 31, 1999, is incorporated herein by reference

5	Opinion of Jasmina Theodore Boulanger, Associate General Counsel and Assistant Secretary of Conexant

23.1	Consent of Deloitte & Touche LLP, an independent registered public accounting firm

23.2	Consent of PricewaterhouseCoopers LLP, an independent registered public accounting firm

23.3	Consent of Ernst & Young LLP, independent registered certified public accountants

23.4	Consent of Jasmina Theodore Boulanger, contained in her opinion filed as Exhibit 5 to this registration statement

24	Powers of Attorney authorizing certain persons to sign this registration statement on behalf of certain directors and officers of Conexant

Item 17. Undertakings.

A.	The registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that clauses (i) and (ii) do not apply if the information required to be included in a post-effective amendment by those clauses is contained in periodic reports filed with or furnished to the Securities and Exchange Commission by the registrant pursuant to Section 13 or 15(d) of the Exchange Act that are incorporated by reference in the registration statement.

(2)	That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

II-2

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	That, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                  B.   Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. If a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

II-3

SIGNATURES

                 Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Newport Beach, State of California, on the 25th day of August, 2004.

CONEXANT SYSTEMS, INC.
By	/s/ DENNIS E. O'REILLY
(Dennis E. O'Reilly, Senior Vice President, Chief Legal Officer and Secretary)

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed on the 25th day of August, 2004 by the following persons in the capacities indicated:

Signature	Title
DWIGHT W. DECKER*	Chairman of the Board of Directors
ARMANDO GEDAY*	Chief Executive Officer (principal executive officer) and Director
DONALD R. BEALL*	Director
STEVEN J. BILODEAU*	Director
RALPH J. CICERONE*	Director
DIPANJAN DEB*	Director
F. CRAIG FARRILL*	Director
BALAKRISHNAN S. IYER*	Director
JOHN W. MARREN*	Director
D. SCOTT MERCER*	Director
JERRE L. STEAD*	Director
GIUSEPPE P. ZOCCO*	Director
J. SCOTT BLOUIN*	Senior Vice President and Chief Financial Officer (principal financial and accounting officer)

*By	/s/ DENNIS E. O'REILLY
(Dennis E. O'Reilly, Attorney-in-fact)**

**  By authority of the powers of attorney filed as Exhibit 24 to this Registration Statement. II-4

EXHIBIT INDEX

Exhibit Number

5	Opinion of Jasmina Theodore Boulanger, Associate General Counsel and Assistant Secretary of Conexant

23.1	Consent of Deloitte & Touche LLP, an independent registered public accounting firm

23.2	Consent of PricewaterhouseCoopers LLP, an independent registered public accounting firm

23.3	Consent of Ernst & Young LLP, independent registered certified public accountants

23.4	Consent of Jasmina Theodore Boulanger, contained in her opinion filed as Exhibit 5 to this registration statement

24	Powers of Attorney authorizing certain persons to sign this registration statement on behalf of certain directors and officers of Conexant